SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15752

Century Bancorp 401(k) Plan

(Full Title of the Plan)

CENTURY BANCORP, INC.

(Issuer of the securities held pursuant to the Plan)

400 Mystic Avenue

Medford, MA 02155

(Address of principal executive offices)

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2011 and 2010, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN

Date: June 28, 2012	By:	/s/William P. Hornby

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(With Independent Registered Public Accounting Firm’s Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PLAN SPONSOR

CENTURY BANCORP, INC.

We have audited the accompanying statements of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Century Bancorp, Inc. (the Plan), as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2011 and assets (acquired and disposed of within year) for the year ended December 31, 2011, referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants, Inc.

June 25, 2012

Boston, MA

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS:
Investment in Savings Banks Employees Retirement Association Common/Collective Trust, at fair value	$13,242,498	$12,322,764
Receivables:
Employer contributions	13,605	—
Participant contributions	58,806	—
Notes receivable from participants	455,515	384,401

Total Receivables	527,926	384,401

Total Assets	$13,770,424	$12,707,165

NET ASSETS AVAILABLE FOR BENEFITS	$13,770,424	$12,707,165

The accompanying notes are an integral part of these financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2011	2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net investment income from investment in Savings Banks Employees Retirement Association Common/Collective Trust	$66,262	$1,417,732
Interest – notes receivable from participants	17,391	19,201

	83,653	1,436,933

Contributions:
Employer’s	256,430	253,952
Participants’	1,185,917	1,137,389
Participant rollovers	6,486	18,917

	1,448,833	1,410,258

Total additions to net assets	1,532,486	2,847,191

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	459,776	614,759
Corrective distributions	3,264	1,804
Deemed distributions of participant loans	6,187	35,306

Total deductions from net assets	469,227	651,869

NET INCREASE	1,063,259	2,195,322
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,707,165	10,511,843

End of year	$13,770,424	$12,707,165

The accompanying notes are an integral part of these financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

A.	Description of the Plan:

The following description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Century Bancorp, Inc. (the “Bank”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General:

The Plan is part of the SBERA Common/Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan’s assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility:

To become eligible for participation, an employee must be at least age 21.

Contributions:

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to the maximum amount allowable under the provisions of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans or individual retirement accounts.

The Bank’s contributions to the Plan are determined by its Board of Directors, but the amounts contributed cannot exceed the maximum amount allowable under the provisions of the Internal Revenue Code. Total contributions made by the Bank to the Plan were $256,430 and $253,952 in 2011 and 2010, respectively.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

A.	Description of the Plan – (continued):

Investments:

Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:

Equity Account:

This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account:

This Account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Small Cap Growth Account:

This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:

This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account:

This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

A.	Description of the Plan – (continued):

Investments	– (continued):

Large Cap Value Account:

This Account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:

This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:

These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.

All Asset Account:

The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

The SBERA Account:

The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

A.	Description of the Plan – (continued):

Investments	– (continued):

Money Market Account:

This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Bond Account:

This Account seeks to provide income consistent with U.S. Investment grade bond market returns. The Account will be invested in U.S. Government securities and agencies, mortgage pass-through securities, high quality corporate securities, debt and money market instruments. A prudent amount may be invested in below investment grade corporate bonds, foreign debt instruments and long-dated maturities.

Bank Shares:

Participants may allocate any portion of their contributions to purchase Class A common shares of Century Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Century Bancorp, Inc’s common stock amounted to $848,929 and $765,389 at December 31, 2011 and 2010, respectively. Because the Bank is the Plan Sponsor, transactions involving Century Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Vesting:

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

A.	Description of the Plan – (continued):

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates, as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals:

The Plan allows participants to make hardship withdrawals, provided certain conditions are met.

Forfeited accounts:

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $0 and $10,821, respectively. These accounts are used to reduce future employer contributions. For the years ended December 31, 2011 and 2010, employer contributions were reduced by $20,379 and $6,971, respectively.

B.	Summary of Significant Accounting Policies:

Basis of accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

B.	Summary of Significant Accounting Policies – (continued):

Use of estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of benefits:

Benefits are recorded when paid.

Subsequent events:

The Plan has evaluated subsequent events through the date the financial statements were issued.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

C.	Investments:

Plan interest in the Trust:

The Plan owned approximately 1.25% and 1.22% of the fair value of the Trust’s net assets at December 31, 2011 and 2010, respectively. The unaudited financial statements of the Trust as a whole at December 31, were as follows:

	2011	2010
Assets:
Cash	$40,842,660	$40,042,324

Investments:
Collective funds:
Fixed income	147,468,673	133,962,282
Equity	267,004,807	268,942,469
Diversified	92,232,303	80,120,728

Total collective funds	506,705,783	483,025,479
Equity securities	268,196,847	285,827,255
Mutual funds	110,906,772	81,521,445
Hedge funds	38,588,759	35,996,800
Short-term investments	71,314,507	79,062,049
Certificates of deposits	7,113,555	6,704,457

Total investments, at fair value	1,002,826,223	972,137,485
Notes receivable from participants	17,124,723	16,043,648
Other assets	43,261,315	14,830,123

Total assets	1,104,054,921	1,043,053,580
Liabilities:
Accrued operating and other expenses	757,729	1,013,370

Net assets available for benefits	$1,103,297,192	$1,042,040,210

Plan interest in the Trust	$13,770,424	$12,707,165

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

C.	Investment – (continued):

Plan interest in the Trust – (continued):

Trust investment income for the years ended December 31 was comprised of:

	2011	2010
Investment (loss) income:
Net realized gains on investments	$29,807,612	$24,493,928
Interest and dividends	12,778,579	11,731,009
Unrealized (depreciation) appreciation of investments	(50,011,710)	75,611,227

Total investment income	(7,425,519)	111,836,164
Administrative expenses	(3,086,801)	(2,583,235)

Total Trust net investment (loss) income	($10,512,320)	$109,252,929

Portion allocated to this Plan	$66,262	$1,417,732

The value of the Plan’s interest in the Trust is based on beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Investment income and administrative expenses relating to the Trust are allocated to the Plan based on the average monthly balance invested by the Plan.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

C.	Investment – (continued):

Fair value measurements:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that management has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

C.	Investment – (continued):

Fair value measurements – (continued):

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation techniques applied to the Trust’s major categories of assets and liabilities measured at fair value follows:

Certificates of deposit: Certificates of deposit are measured at fair value in Level 1 at amortized cost, which approximates market.

Collective funds, equity securities, mutual funds and short-term investments: These securities measured at fair value in Level 1 are based on quoted market prices in an exchange market. These securities measured at fair value in Level 2 are based on independent unadjusted market-based prices received from a third-party pricing service that utilizes pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data.

Hedge funds: These securities measured at fair value in Level 3 are valued based on management estimates as observable market data is not readily available. The Funds are valued at net asset value, as calculated by the Fund’s manager based upon the terms and conditions of the organizational documents of the underlying funds, with further consideration to portfolio risks.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

C.	Investment – (continued):

Fair value measurements – (continued):

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2011 and 2010:

		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
As of December, 2011:
Certificates of Deposit	$7,113,555	$7,113,555	$—	$—
Collective Funds:
International equity	81,077,967	—	81,077,967	—
Domestic equity	185,926,840	—	185,926,840	—
Fixed-rate debt	147,468,673	58,465,025	89,003,648	—
Balanced	92,232,303	—	92,232,303	—
Equity Securities:
Basic materials	27,947,046	27,947,046	—	—
Conglomerates	1,311,441	1,311,441	—	—
Consumer goods	37,510,489	37,510,489	—	—
Financial services	50,292,305	50,292,305	—	—
Healthcare	33,938,798	33,938,798	—	—
Industrial goods	35,151,883	35,151,883	—	—
Services	27,427,260	27,427,260	—	—
Technology	49,340,183	49,340,183	—	—
Utilities	5,277,442	5,277,442	—	—
Mutual Funds:
Alternate strategy	110,906,772	104,462,644	6,444,128	—
Hedge Funds	38,588,759	—	—	38,588,759
Short-Term Investments:
State Street Bank & Trust	71,314,507	—	71,314,507	—

	$1,002,826,223	$438,238,071	$525,999,393	$38,588,759

As of December 31, 2010:
Certificates of Deposit	$6,704,457	$6,704,457	$—	$—
Collective Funds	483,025,479	56,128,349	426,897,130	—
Equity Securities	285,827,255	285,827,255	—	—
Mutual Funds	81,521,445	75,597,587	5,923,858	—
Hedge Funds	35,996,800	—	—	35,996,800
Short-Term Investments	79,062,049	—	79,062,049	—

	$972,137,485	$424,257,648	$511,883,037	$35,996,800

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

C.	Investment – (continued):

Fair value measurements – (continued):

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

There were no transfers to or from Levels 1, 2, and 3 during the year ended December 31, 2011. There were no liabilities measured at fair value at December 31, 2011 and 2010.

The following is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

Balance, beginning of the year	$35,996,800
Unrealized depreciation	(1,408,041)
Issuances, repayments and settlements, net	4,000,000

$38,588,759

Information relating to fair value measurements of investments in certain entities that calculate net asset value per share (Level 3 investments) is as follows at December 31, 2011:

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Multi-strategy hedge funds:
EnTrust Capital Diversified Fund QP, Ltd. (a)	$18,924,729	$—	quarterly	90 days
Crestline ERISA Fund, Ltd. (b)	19,664,030	—	quarterly	95 days

Total	$38,588,759	$—

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

C.	Investment – (continued):

Fair value measurements – (continued):

(a)	This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The Fund’s objective is to seek above-average rates of return and long-term capital growth through an investment in EnTrust Capital Diversified Fund QP Ltd., a fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. Investments in this category have exceeded the redemption restriction in effect for the first 12 months after acquisition. Shareholder redemptions are limited to shares having a value of up to a maximum of 50% of the net asset value of their shares as of the close of any quarter.

(b)	This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The Fund’s objective is to achieve superior risk-adjusted capital appreciation over the long term, generally through an investment in Crestline Offshore Fund, Ltd., which in turn invests in private investment funds and discretionary managed accounts, structured notes, swaps, or other similar products. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The investments in this category have exceeded the redemption restriction in effect after initial acquisition.

D.	Related Party Transactions:

Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2011 and 2010, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $21.50 per active participant per quarter, plus an additional 0.05% basis assessment on assets.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(continued)

E.	Tax Status:

The Savings Banks Employee Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002 as being in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore believe that the Plan is qualified and tax-exempt.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

F.	Plan Termination:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.

G.	Assets Allocated to Former Employees:

The statements of net assets available for benefits at December 31, 2011 and 2010 includes $1,694,046 and $1,709,318, respectively, allocated to participants who were no longer employees of the Bank.

H.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	The Savings Banks Employees Retirement Association	The Savings Banks Employees Retirement Association Common/Collective Trust	$12,059,420	$13,242,498

*	Participant Loans	Notes with interest rates ranging from 4.25% to 9.25%	-0-	455,515

				$13,698,013

*	Party-in-interest to the Plan

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2011

(a)	(b)	(c)	(d)
Identity of Issue, Borrower, Lessor or Similar Party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost of Acquisitions	Proceeds of Dispositions
Participant Loans	Notes with interest rates ranging from 4.25% to 9.25%	$ - 0 -	$ - 0 -